GRANT OF RIGHT TO USE NAME

In consideration of $10 (ten US dollars) and other valuable consideration, General Marketing Solutions, LCC ("Grantor") hereby grants to SLN Management, LLC ("Grantee"), the sole right to use the names:

Inova (registered as Fictitious Name in Florida with number G15000016174), and

Inova US (registered as Fictitious Name in Florida with number G15000016176).

For a term of 10 year(s), commencing February 14, 2015, for any business purposes.

Grantor hereby warrants and guarantees that it will execute all documents and do all things reasonably requested by Grantee to give full effect to this agreement.

Dated: February 14, 2015.



_____
Grantor
Bernardo Hasbach
Manager



_____
Grantee
Fernando Mercenari
Managing Member



Bernardo Hasbach <bhasbach@inovaus.com>

Fictitious Name Renewal - G20000107795; 000350808450

1 message

OnlineWebFicRen@dos.state.fl.us <OnlineWebFicRen@dos.state.fl.us>
To: BHASBACH@inovaus.com

Fri, Aug 21, 2020 at 4:00 AM

Subject: INOVA

Renewal Number: G20000107795

This will acknowledge the Fictitious Name Registration Renewal
for INOVA, filed on August 20, 2020.

This renewal continues the original registration number - G15000016174
until December 31, 2025.

If the mailing address of this business changes, please notify
this office in writing or through the link provided on our website
www.sunbiz.org for Address & FEI/EIN Changes. Please reference
the original registration number.

Should you have any questions regarding this matter you may contact
our office at (850) 245-6058.

Division of Corporations



Fictitious Name Renewal - G20000107794; 400350808744

1 message

OnlineWebFicRen@dos.state.fl.us <OnlineWebFicRen@dos.state.fl.us>   Fri, Aug 21, 2020 at 4:00 AM
To: BHASBACH@inovaus.com

Subject: INOVA US

Renewal Number: G20000107794

This will acknowledge the Fictitious Name Registration Renewal
for INOVA US, filed on August 20, 2020.

This renewal continues the original registration number - G15000016176
until December 31, 2025.

If the mailing address of this business changes, please notify
this office in writing or through the link provided on our website
www.sunbiz.org for Address & FEI/EIN Changes. Please reference
the original registration number.

Should you have any questions regarding this matter you may contact
our office at (850) 245-6058.

Division of Corporations